Exhibit 99.3

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to: (1) the reference to our name (including under the heading "Experts") and description of our role in the valuation process of the real estate properties of KBS Real Estate Investment Trust III, Inc. (the “Company”) in the prospectus supplement to the prospectus contained in the Company's Registration Statement on Form S-11, File No. 333-164703 to be filed on the date hereof, and (2) the inclusion in the Supplement that the total appraised value of the Company’s real estate properties of $1,469 million represents the sum of the appraised values of each of the Company's real estate investments contained in the individual property appraisal reports provided by us to the Company as of the date of each such report.

/s/ CBRE, Inc.
CBRE, Inc

May 6, 2014